Addendum to Paragraph 4

Certificate of Correction to

Vector Therapeutics, Inc.

“(d) Effective at 5:00 p.m. (Delaware time) on the date of the filing of the Certificate of Amendment of the Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware to insert the following provisions to the Certificate of Incorporation (the “Effective Time”), each two hundred (200) shares of Common Stock either issued and outstanding or held by the Corporation as treasury stock immediately prior to the Effective Time shall be combined into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) from the Corporation in lieu of such fractional shares upon the submission of a transmittal letter by a stockholder holding the shares in book-entry form and, where shares are held in certificated form, upon the surrender of the stockholder’s Old Certificates (as defined below), in an amount equal to such fractional share multiplied by $.001 rounded up to the nearest $.01. From and after the Effective Time, certificates representing Common Stock outstanding immediately prior to the Effective Time (“Old Certificates”) shall represent the number of whole shares of Common Stock into which the Common Stock formerly represented by such Old Certificate shall have been reclassified pursuant to the foregoing provisions. Upon surrender by a holder of a certificate or certificates for Common Stock, duly endorsed, at the Office of Investor Relations of the Corporation (or, if lost, an acceptable affidavit of loss is delivered to the Office of Investor Relations of the Corporation), the Corporation shall, as soon as practicable thereafter, issue and deliver to such holder, or to the nominee or assignee of such holder, a new certificate or certificates for the number of shares of Common Stock that such holder shall be entitled to following the Reverse Stock Split.”